Exhibit 99.2
Explanatory Note II

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Bank on March 3, 2022, “Submission of Audit Report (Shinhan Bank).” (the “Original Form 6-K”)

Independent Auditor’s Report, Consolidated statement of financial position, Consolidated statement of comprehensive income, Note. 2(f), Note. 26(a), Note. 26(e), Note. 26(g), Note. 27(a), and Note. 27(b) of Exhibit 99.2 “Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Bank as of December 31, 2021” included in the Original Form 6-K is revised as per the below. All other information in the Original Form 6-K remains unchanged.

Item	Prior to amendment	As amended
Independent Auditor’s Report -Emphasis of Matters

Emphasis of Matters

Without modifying our opinion, we draw attention to Note 2 of the consolidated financial statements. As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Emphasis of Matters

Without modifying our opinion, we draw attention to the followings of the consolidated financial statements.

(1) The spread of the COVID-19 epidemic

As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

(2) Financial statements restatement

As explained in Note 27, the Group decided to provision an additional regulatory reserve for loan loss to enhance loss absorbing capacity based on measures to extend COVID-19 financial support, and restated the consolidated financial statements for the year ended December 31, 2021.

Independent Auditor’s Report -Other Matters

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Other Matters

The attached consolidated financial statements for the year ended December 31, 2021 have been restated by the Group to reflect the adjustments explained in the above Emphasis of Matters (2), and the restated consolidated financial statements were approved by the Board of Directors on March 11, 2022. This differs from the consolidated financial statements approved by the Board of Directors on February 8, 2022. We have reissued this audit report with respect to the consolidated financial statements including the adjustments. Accordingly, the audit report we issued on March 3, 2022 is no longer valid and cannot be used in relation to the Group's 2021 consolidated financial statements.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Date of Independent Auditor’s Report	March 3, 2022

March 3, 2022

(Except for those explained in the above Emphasis of Matters (2))

March 14, 2022

(The date of completion of the audit procedure performed limited to the contents explained in the above Emphasis of Matters (2))

Consolidated statement of financial position	Retained Earnings (Required amount of loan loss) (205,943) (Expected amount of loan loss) (205,943)	Retained Earnings (Required amount of loan loss) (289,920) (Expected amount of loan loss) (289,920)
Consolidated statement of comprehensive income

Profit for the year (Notes 5,27)
  (Adjusted profit after reflection of reserve for loan loss
     For the year ended December 31, 2021: 2,288,950 million won, For the year ended December 31, 2020: 1,979,023 million won)

Profit for the year (Notes 5,27)
  (Adjusted profit after reflection of reserve for loan loss
     For the year ended December 31, 2021: 2,204,974 million won, For the year ended December 31, 2020: 1,979,023 million won)

Note 2(f)	The consolidated financial statements are approved for issue by the Board of Directors on February 8, 2022, which will be submitted for approval to the shareholders’ meeting on March 23, 2022.

The consolidated financial statements of the Group were approved by the Board of Directors on February 8, 2022. In addition, the adjustment to the reserve loan-loss that is explained in Note 27 was approved by the Board of Directors on March 11, 2022 and will be finally approved at the general shareholders' meeting on March 23, 2022.

Note 26(a)

(*4) As of December 31, 2021, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ~~W~~ 6,277 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ~~W~~ 205,943 million. As of December 31, 2020, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ~~W~~ 18,631 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ~~W~~ 99,209 million.

(*4) As of December 31, 2021, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ~~W~~ 6,277 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ~~W~~ 289,920 million. As of December 31, 2020, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ~~W~~ 18,631 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ~~W~~ 99,209 million.

Note 26(e)

(e) The appropriation of retained earnings for the year ended December 31, 2021, is expected to be appropriated at the shareholders’ meeting on March 23, 2022. The appropriation date for the year ended December 31, 2020, was March 24, 2021.

Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Appropriation of retained earnings:Legal reserveW215,294Regulatory reserve for loan loss199,666Other reserve19,577Voluntary reserves11,337,738Loss on redemption of hybrid bondDividends on common stock900,000(Dividend per share in won: 2021 W567.60 (11.35%)2020 W485.62 (9.71%)W12,672,275

(e) The appropriation of retained earnings for the year ended December 31, 2021, is expected to be appropriated at the shareholders’ meeting on March 23, 2022. The appropriation date for the year ended December 31, 2020, was March 24, 2021.

Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Appropriation of retained earnings:Legal reserveW215,294Regulatory reserve for loan loss283,643Other reserve19,577Voluntary reserves11,253,761Loss on redemption of hybrid bondDividends on common stock900,000(Dividend per share in won: 2021 W567.60 (11.35%)2020 W485.62 (9.71%)W12,672,275

Note 26(g)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021DividendsW900,000Profit for the year (*)2,494,375Dividends payout ratio to profit for the year36.08%Profit for the year adjusted for regulatory reserve (*)2,288,432Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss39.33%

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021DividendsW900,000Profit for the year (*)2,494,375Dividends payout ratio to profit for the year36.08%Profit for the year adjusted for regulatory reserve (*)2,204,455Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss40.83%

Note 27(a)

(a) The regulatory reserve for loan loss as of December 31, 2021 and 2020 are as follows:

December 31, 2021Regulatory reserve for loan lossW2,342,070Provision for regulatory reserve for loan loss205,943W2,548,013

(a) The regulatory reserve for loan loss as of December 31, 2021 and 2020 are as follows:

December 31, 2021Regulatory reserve for loan lossW2,342,070Provision for regulatory reserve for loan loss(*)289,920W2,631,990

(*) After the Board of Director’s approval of financial statements (February 8, 2022), on March 11, 2022, the Board of Directors decided to provision an additional regulatory reserve for loan loss of ~~W~~ 83,977 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support.

Note 27(b)

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Provision for regulatory reserve for loan lossW205,943Adjusted profit after reflecting regulatory reserve for loan loss(*)2,288,951Adjusted earnings per share after reflecting regulatory reserve for loan loss in won1,409

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Provision for regulatory reserve for loan loss (*1)W289,920Adjusted profit after reflecting regulatory reserve for loan loss(*2) 2,204,974Adjusted earnings per share after reflecting regulatory reserve for loan loss in won1,356

(*1) After the Board of Director’s approval of financial statements (February 8, 2022), on March 11, 2022, the Board of Directors decided to provision an additional regulatory reserve for loan loss of ~~W~~ 83,977 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support.

(*2) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.